Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Interim Financial Information



For the six months ended September 30, 2006

1. MANAGEMENT POLICIES

The JAL Group is a global player bridging the world with safety, security and quality as our top priorities.

In March last year the JAL Group was the subject of a business improvement order and administrative warnings from the Minister of Land, Infrastructure and Transport as a result of a series of safety-related occurrences, and since then it has been making efforts of various kinds to ensure its renaissance as an organization with high levels of safety. These have included the holding of hundreds of emergency safety meetings at Group workplaces presided over by the President and the members of the board of directors, and the establishment of the Safety Advisory Group, a special committee of outside experts that provides objective advice on safety issues. Based on recommendations in the advisory group's last report, in April this year we established the Safety Promotion Committee, which is chaired by a Senior Managing Director who given overall responsibility for the enhancement of safety throughout the Group. Also, to ensure that the lessons learned from past incidents are never forgotten, we established a safety promotion center to serve as a forum for recognizing anew the importance of safe aviation. By the end of September, approximately 9,000 people (more than 5,000 in-house personnel and nearly 4,000 people from outside the Group) had attended sessions at the center.

In addition, at grass-roots level in workplaces throughout the Group there was a proliferation of spontaneous activities aimed at restoring public confidence in JAL. For example, staff in some workplaces went to see off departing flights displaying hand-made banners, that conveyed their feelings of gratitude towards the customer. Furthermore, In the case of flight delays caused by maintenance, maintenance staff

provided explanations directly to the all customers to give them peace of mind. Other such efforts by JAL Group employees included a measure to prevent human error. Employees prepared compendiums of discussing of past incidents, and distributed them to all Group workplaces.

To build an open corporate culture with excellent internal-communication we have been undertaking extensive personnel movements laterally across business segments, encompassing both the head office and local workplaces. In parallel with this we have been actively expanding opportunities for interaction with other places of work in such forms as reciprocal inspection tours, information exchanges, and training.

On August 31, 2006 Mr. Kunio Yanagida, the chairman of the Safety Advisory Group, formally announced the group's impression of the JAL Group's response to the advisory body's safety recommendations. Concerning the various efforts to restore customer confidence referred to above, he said that "We have a tangible feeling that, even though only a short period of time has elapsed, the company has addressed each individual issue raised by our recommendations with unprecedented enthusiasm." In the JAL Group we have made a pledge to think deeply once more about another phrase made by the advisory group, namely that the assurance of safety is a ceaseless battle.

We will work to restore confidence by going back to the basics on which any airline company is founded, summed up by such phrases as "Safety always takes priority, " "When in doubt, take the safe option" and "Always see things from the customer's perspective. "

The JAL Group, led by the President and all other members of the new management team with strong will and leadership, is determined to rebuild its safety system, and intends to make a concerted and focused effort to regain the trust of not only our customers but also of society in general.

A. Fundamental Policies

Based on the following corporate philosophy, the JAL Group, as a comprehensive air transportation company group, strives to bring customers, their cultures and their hearts closer together as it contributes to the peace and prosperity of Japan and the world. The Group also aims to rank among the world's leading air transportation company groups, while striving to maximize its corporate value for the benefit of all of its stakeholders.

Corporate philosophy

As an air transportation company group, with comprehensive, the JAL Group strives to bring peoples, their cultures and their hearts closer together, and contributes to the peace and prosperity of Japan and the world.

(1) We will prioritize safety and quality.
(2) We will think and act from the standpoint of the customer.
(3) We will strive to maximize our corporate value.
(4) We will endeavor to fulfill our responsibility as a corporate citizen.
(5) We will appreciate hard work and take on appositive attitude.

B. Basic Dividend Policy

In March this year the JAL Group formulated and announced its FY2006-2010 Medium-Term Business Plan. The plan outlines the following targets to be achieved in phases during the period of the plan. (Please refer to no. 4 below: "Medium and Long-Term Management Strategies")

- Fiscal year 2006 Return to profitability in terms of consolidated net income
- Fiscal year 2008 Complete rebuilding of the foundation of our business
- fiscal 2010 Achieve consolidated operating profit margin of at least 5%

The plan is currently being implemented throughout the Group with the aim of

achieving the targets for FY2006. However, with regard to the dividend for the current fiscal year, it is with great regret that we report that, as explained in the "Outlook for the Full Year" section, we foresee the likelihood that no dividend will be paid. To enable us to cope flexibly with changes in external factors such as sharp rises in aviation fuel, we are committing our efforts to making further progress with the rebuilding of the foundation of our business and the improvement of our financial condition, with a view to resuming dividend payments to shareholders at the earliest possible time.

C. Targeted Principal Management Indicators

Our principal medium-term management goal is to improve profitability. As the principal medium-to long-term management indicators, we use return on equity (ROE), which we aim to improve, and interest-bearing debt repayment periods, which we strive to reduce by increasing our cash flow from operations.

D. Medium- and Long-Term Management Strategies (Goals)

(1) Basic policy

The environment for the airline industry remains harsh, not least because of the persistence of aviation/fuel prices at record-high levels. Amid this, in March this year the JAL Group announced its FY2006-2010 Medium-Term Business Plan, which will address network business opportunities such as those presented by the re-expansion and internationalization of Tokyo International Airport (Haneda) during fiscal year 2009, and the increase in takeoff and landing slots at Narita International Airport. To do this we have designated the three-year period from FY2006 to FY2008 as the phase for rebuilding the foundation of our business, during which we will accelerate the restructuring of routes, downsize our aircraft used for international passenger operations, and continuously expand reform of our cost structure. We will also make use of the proceeds from the increase in capital generated the new global share offering carried out in June this year to expand our fleet by adding, primarily small

and medium-sized aircraft, with the aim of ensuring sustained growth.

Through the steady implementation of reforms such as these, we are currently making Group-wide efforts to build corporate resilience that is robust enough to enable us to generate a profit no matter what changes in the business environment there may be. Of particular note is that FY2006 is the first year of the JAL Group's rebirth and revival as a corporate group that priorities safety and customer satisfaction, We will be devoting maximum effort to regaining the confidence of all our stakeholders.

The three main pillars of the new Medium-Term Business Plan are as follows:

(a) Toward a New JAL Group – Regaining Trust and Enhancing Customer Satisfaction

We plan to implement the recommendations of the Safety Advisory Group, an external committee of experts established last year to advise the JAL Group on safety issues, in order to rebuild the foundation for flight safety and refocus our corporate mind set to concentrate on customer satisfaction.

(b) Improving profitability through restructuring of international passenger operations and downsizing of our equipment

We plan to continue to focus on higher profit and higher growth routes and will suspend lower profit routes to build a more profit-focused network; achieve downsizing of our fleet by replacing older aircraft with new, mostly small- and medium-sized aircraft to strengthen our competitive edge; and enhance our cost effectiveness as we reassess our business operations. We plan to increase both seat load factor and yield through these measures.

(c) Implementing further cost-restructuring

We plan to continue to focus on and continually reassess our cost structure on a group-wide basis.

(2)Toward a New JAL Group "Regaining Trust and Enhancing Customer Satisfaction"

(a) Promote Corporate Culture and Reformed Mind Set

The Group will promote unity and create an open corporate climate, which encourages interaction and communication between its various businesses.

(b) Restore high safety standards

Based on recommendations of the Safety Advisory Group, JAL Group has established a Corporate Safety Division to oversee group-wide safety improvement, and carry out group-wide activities to improve safety. The Group is investing approximately 60 billion yen, mainly to strengthen the maintenance infrastructure and improve operational quality. The investment will also contribute to the re-strengthening of operational and aircraft quality, to increase customer trust.

(c) Improve product and service quality from the customers' standpoint

In order to become an airline that is consistently chosen by our customer, we will further improve the quality of products and services to meet the customers' expectations and needs. We plan to invest approximately 65 billion yen to enhance the quality of products and services and maintain our system infrastructure, as well as to bolster our capability to handle unexpected operational events (e.g., delays, etc.).

(3) Building a solid corporate structure capable of responding flexibly to external factors

Business restructuring

(a) International passenger operations

During the period from FY 2006 to 2008, which we have labeled the Rebuilding Stage of the Business Foundation, we will seek to improve operational profits by concentrating on higher profit and higher growth routes and suspending lower-yielding routes, and downsizing our fleet by introducing more small- and medium-

sized aircraft. We plan to advance the renewal of our fleet by replacing older aircraft with new equipment such as 737-800s (from FY 2007) and 787s (from FY 2008), in an effort to enhance the competitiveness of our fleet. We will also expand our lower-cost operations through various measures, including increasing the scope of flights provided by JALways and developing international routes operated by JAL Express. During the period after FY 2009, which we have labeled the Stage of Sustained Growth, we plan to focus on routes with growth potential, utilizing small- and medium-sized aircraft, as well as actively taking advantage of the expected increase in scheduled international flights out of Tokyo International Airport (Haneda) and the anticipated additional slots at Narita International Airport.

(b) Domestic passenger operations

We plan to enhance customer convenience by creating comfortable, reliable and convenient products and services through such measures as increasing the number of Class J seats, which is our domestic business class product (e.g., increasing the number of Class J seats on aircraft and adding Class J seats in smaller aircraft), and strengthening our e-marketing initiatives. We plan to renew fleet by replacing older aircraft with new aircraft such as 737-800s (from FY 2006) and 787s (from FY 2008), in an effort to enhance our competitiveness. We aim to improve cost competitiveness by focusing on a lower-cost operational structure and expanding the operations of JAL Express, our subsidiary that operates with lower overheads. We aim to aggressively pursue one of the biggest business opportunities during this Medium-term Business Plan period, which is the expected increase in slots at Tokyo International Airport (Haneda) in 2009.

(c) Cargo Business

We plan to expand our cargo operations while securing stable profitability by building an efficient operational base that utilizes a combination of large- and medium-sized aircraft. We plan to aggressively develop potential growth markets, such as China, while servicing the demands of our most important market, the Japan outbound international cargo market, through such measures as strategic alliances with freight forwarders. We are seeking to develop growth opportunities that include the logistics business, express delivery business and domestic night cargo flight market.

Cost restructuring

While continuing to steadily implement the cost restructuring policies outlined in the FY2006-10 Medium-Term Business Plan, the JAL Group plans to further streamline its fixed costs in addition to reducing the scale of its international business operations.

The Group also plans to further simplify its business processes on a Group-wide basis. Through these measures, the JAL Group aims to achieve an improved cost structure.

E. Issues

"Safety in flight operations is the very foundation and social responsibility of the JAL Group. To carry out our mission of assuring safety, management will exert its strong resolve and employees will be instilled with an awareness of their individual roles and responsibilities, and together we will combine our utmost knowledge and capabilities to ensure the safe and reliable operation of each and every flight."

This is the JAL Group's safety charter, a statement of our determination to ensure safety. Returning to and re-appreciating the spirit of this charter, management and employees alike are taking various steps to regain people's trust in the JAL Group, and to make it possible for customers to feel safe and comfortable flying on JAL Group aircraft.

In accordance with the basic policy of the FY2006-2010 Medium-Term Business Plan, announced in March 2006, the JAL Group is currently enhancing its profitability by means of the restructuring of international passenger operations, aircraft downsizing, and continuous expansion of our reform of the cost structure. In addition, we will aim to ensure that the Group's sustained growth is achieved by taking up new business opportunities, in particular the re-expansion and internationalization of Tokyo International Airport (Haneda) from 2009, and the increase in takeoff and landing slots at Narita International Airport. To that end we will use the proceeds from the capital increases generated from the new global share offering, to renew our fleet and actively introduce new aircraft, particularly small and medium-sized types, and

continue steps to restructure the foundation of our business.

We continue to implement measures that responded to reflect feedback from customers of our business operations, that improve the quality of our products and services from the customer's point of view in order to transform the Group into one that is always the first choice of customers.

F. Matters relating to Parent Company

None.

G. Other Important Matters Relating to Corporate Management

Issuance of new shares

(1) Overview of the issue

At the meeting of the Board of Directors held on June 30, 2006, the decision was made issue new shares as set out below, and by August 28, 2006, the capital was fully paid in. In consequence, as of August 28, 2006, our capital had increased by ¥74,250 million, and the capital surplus also increased by ¥74,250 million.

(a) Type and no. of shares: 750,000,000 shares of common stock (including 50,000,000 shares issued to third parties by exercising an overallotment option)
(b) Issue price: ¥198 per share
(c) Total value of newly issued shares: ¥148,500 million
(iv) Total amount incorporated into paid-in capital: ¥74,250 million
(d) Paying-in dates: Shares issued by public offering July 27, 2006
Shares issued by private placement August 28, 2006
(e) Use of proceeds: Entire amount planned to be allocated for purchases of aircraft (incl. parts)
(f) At the same time as the issuance of new shares, the conversion price of guaranteed euroyen convertible bonds with subscription rights maturing in 2011 has been

adjusted to ¥398.7.

(2) Business environment up to the time of the share issuance

Since 2001 there have been incidents of terrorism, natural disasters, contagious diseases and other problems in many parts of the world, for example the 9/11 terrorist attacks in the U.S., the outbreak of SARS, and in FY2005 also saw large-scale anti-Japanese demonstrations in China. All of these had a negative impact on passenger demand, particularly for tourism, and hit the JAL Group very hard, leading to a sharp fall income. This is because the JAL Group has the largest network of international routes originating in Japan, and relies on the Japanese tourist market as a major part of its revenue base. To minimize this impact, an array of income-improvement measures were implemented within the Group, designed both to increase earnings and reduce costs. However, in recent years there has been a succession of sharp increases in aviation/fuel prices, leading to a significant deterioration in the Group's income and expenditure balance.

Amid this operating environment it has become difficult to sustain stable profitability with a conventional business model based on large-volume transportation by large, widebody aircraft. In consequence, we decided that in addition to our existing measures to increase income and lower costs, a prerequisite for increasing profitability was to accelerate a "nothing-sacred" approach of restructuring underperforming routes and downsizing to small and medium-sized aircraft types. Accordingly, in March this year we formulated the FY2006-2010 Medium-Term Business Plan, which included a major change from our previous business model.

(3) Necessity for aircraft downsizing and its impact

As of the end of March 2006, large widebody jets (B747s, B747-400s, B777-300s) accounted for 62% of the JAL Group's fleet for international routes, which was a remarkably high ratio relative to other world-class airline companies. One of the major reasons for this weighting in the composition of the fleet is that historically it has been difficult to obtain slots at Narita and Haneda airports, and therefore growth in passenger demand could only be addressed by using large aircraft. Another major

reason is that on long-distance routes, for example to the North American east coast and to Europe, hitherto the only aircraft able to serve those destinations with non-stop direct flights have been confined to certain types such as the B747. Since the fuel consumption of large planes is very high relative to that of small and medium-sized planes, the large proportion of large aircraft in the fleet has been a major cause of steep cost increases and income deterioration as a result of the recent very high levels of fuel prices.

In contrast, technical innovation has recently made it possible to develop medium-sized aircraft types, such as the B787 due to be introduced in FY2008, that offer both high fuel efficiency and the ability to operate nonstop on long-distance routes. In addition, as stated above, in FY2009 both Haneda and Narita airports will be expanded (the completion of the fourth runway at Haneda, and the extension of the second runway at Narita) and the number of takeoff and landing slots at airports in the Tokyo area will increase substantially, making it possible to operate at high frequency with small and medium-sized aircraft.

The JAL Group will take advantage of this change in the operating environment to ensure that the business opportunities arising in FY2009 are translated into sustained corporate growth. To do that, we will step up the downsizing of aircraft types in our fleet, shifting the core away from large aircraft and towards small and medium-sized types so that by FY2010, the final year of the current medium-term plan, small and medium-sized planes will account for 62% of all planes used on international routes. The goals of this downsizing include a reduction in operating costs and in the overall number of available seats, thereby increasing and seat occupancy rate, The average unit prices per seat will rise, because the reduction in the number of available seats will mainly affect economy class, while seats in first and business class basically remain unchanged.

Following the completion of the fourth runway at Haneda, scheduled for 2009, the operation of short-haul international scheduled routes, for example to some parts in China, will commence. In view of this, we believe that in terms both of enhanced profitability and customer convenience the frequent operation of small and medium-sized planes will prove to be the most effective solution.

(4) New global share offering and use of proceeds

As outlined above, we consider it to be of the utmost importance to accelerate downsizing through the active introduction of state-of-the-art small and medium-sized aircraft, so as to revive the JAL Group as a group able to generate a stable income flow. From that perspective, during the period of the current medium-term plan we are scheduling the introduction of 86 aircraft, primarily small and medium-sized types, and the retirement of 69 planes, mainly outmoded types.

This fleet investment is projected to cost a total of ¥754 billion, a sum that we consider essential for the future recovery of Group performance and growth. In view of this, we believe that the raising of funds through the share offering was the most appropriate option.

With respect to the timing of the capital increase, it is essential to prepare several years in advance for the introduction of new aircraft. Since it is necessary to prepare our supply structure to position the Group for the increase in slots resulting from the completion of the fourth runway at Tokyo International Airport (Haneda) and the extension of the second runway at Narita International Airport in FY2009, we considered it necessary to raise these funds during the current fiscal year.

2. Business Performance and Financial Condition

Business performance

A. Overview of the first-half period (April to September 2006)

(1) Overall results (consolidated)

The global economy was impacted by crude-oil prices remaining at record-high levels up to the second half of August, but nevertheless the U.S. economy and a number of European economies, in particular the United Kingdom, achieved favorable expansion. In East Asia, meanwhile, there was strong economic expansion in countries such as China, Taiwan, Singapore, and Malaysia, with modest expansions in others such as Korea and Thailand. Overall, the world economy remained on a steady expansionary course.

In the Japanese economy, capital investment increased as a result of improvements in corporate earnings, and growth in personal incomes resulting from the improvement in the employment situation led to a modest but sustained expansion in consumer spending. Overall, the economy followed a recovery trend as the good performance of the corporate sector spilled over into the household sector.

It was amid these conditions that in April the JAL Group began the steady implementation of measures laid down in its FY2006-2010 Medium-Term Business Plan. In international passenger operations the restructuring (suspension of operations, reduction of numbers of flights) of unprofitable routes was conducted on an unprecedented scale, and aircraft downsizing was also initiated. In domestic passenger operations we increased the number of "Class-J" premium seats, which have enjoyed high usage since their introduction, as well as the increase of aircraft equipped with them. We expanded the scale of JAL Express, our low-overhaed subsidiary. In addition, we reviewed contracts with parties outside the Group and business process, and implemented measures to improve the income and expenditure balance, including contingency measures to curb personnel expenses by cutting basic wages by 10%.

High fuel prices were addressed not only by in-house remedies but also by absorbing their impact as much as possible by means of flexible hedging based on the monitoring of oil prices, and the addition of fuel surcharges.

The outflow of passenger demand to rival airlines, resulting mainly from the series of safety-related incidents, has bottomed out and there has been a steady improvement, but its impact regrettably remains, especially among domestic passengers. Additionally, fuel prices have persisted at unprecedentedly high levels, with the result that spending on fuel rose by ¥27.9 billion year-on-year.

As a result of the above, on a consolidated basis the Group's operating revenues in the first half grew by ¥37.6 billion year-on-year, to ¥1,150.0 billion; operating expenses were up ¥45.2 billion, to ¥1,141.8 billion; and operating income fell by ¥7.6 billion, to ¥8.1 billion. Non-operating revenues rose by ¥2.0 billion year-on-year, owing primarily to an income in exchange gains, but non-operating expenses declined by ¥1.1 billion, with the result that ordinary income was down by ¥4.4 billion, to ¥5.3 billion. Extraordinary income rose by ¥10.0 billion year-on-year, to ¥12.7 billion, principally because of a ¥9.0 billion gain on sales of investment securities, while the extraordinary loss decreased by ¥12.5 billion, to ¥5.7 billion, owing to impairment losses of ¥13.2 billion in the previous fiscal year. The net result of the above was that the net income/loss account improved by ¥13.5 billion, for a net income of ¥1.5 billion.

(2) Earnings by segment (before intersegment eliminations and adjustments)

Air Transportation Business

On international routes, performance was affected by the restructuring of unprofitable routes and the downsizing of aircraft types in line with the medium-term business plan, with the result that available seat-kilometers were down 10.8% year-on-year. Demand was slack on the Honolulu route and routes to Oceania, but firm on routes to the U.S. mainland, Europe, Southeast Asia, Korea and elsewhere, while on routes to China it recovered after the anti-Japanese demonstration there and grew strongly. In

consequence, the number of revenue passengers carried was down 6.5% and revenue passenger-kilometers were down 6.1% year-on-year, and the revenue passenger load factor showed a 3.5 point improvement from the previous year, to 71.4%.

In our route management we undertook a drastic restructuring of routes with underperforming earnings, applying selection and concentration to our productive resources. We suspended flight on the Komatsu-Seoul and Hiroshima-Seoul routes, owing to small passenger numbers and very poor financial performance, and cut the number of flights on the Tokyo-London route, in order to increase profitability as a result of the improvement of supply-demand conditions on European routes. The number of flights was increased on the Tokyo-Los Angeles, Tokyo-Chicago, and Tokyo-Moscow routes, on which business demand is strong, and the Tokyo-Vancouver and Tokyo-Taipei routes. We also revised route management on certain other routes, including through the use of code-sharing flights and charter flights. In addition, ongoing operational streamlining included a further increase in the number of routes assigned to JALways, our low-overhead subsidiary, so as to bolster cost competitiveness still further.

With respect to product strategy, the JAL Shell Flat Seat has become a popular feature on business class. As one of the steps taken to enhance customer comfort still further, the fitting of the seat was extended to the Tokyo-Amsterdam, Osaka-London, Tokyo-Chicago (all flights), Tokyo-Singapore (flights JL719/710), and Tokyo-Sao Paulo (flights JL048/047) routes.

In our marketing activities the number of companies enrolled in the "JAL Corporate Flight Merit" program, which was inaugurated in the previous fiscal year for small and mid-sized businesses, rose to around 500. On routes to China we inaugurated the "Business Gateway" program for the meticulous handling of arrangements for procedures such as transportation to and from airports and the location of hotels and conference rooms, and on routes to Europe and the U.S. our "With JAL You Can Choose!" service offers customers traveling business class or first class complimentary JAL Okaeri Limo Service to take them home from the airport, or a present in the form of JAL IC Coupon worth ¥20,000. These marketing campaigns have helped JAL to attract more business demand.

As a result of these efforts, revenues from Group-wide international passenger operations increased by ¥10.2 billion year-on-year, to ¥370.7 billion. A key factors behind this result was a 9.5% increase in passenger yield that resulted principally from the revision of fares and the addition of fuel surcharges.

In domestic passenger operations the series of safety-related occurrences was a key factor behind the faltering of growth in business customers, but among discount fares we introduced the "Super Tokubin Discount 28" fare in place of the previous "Mae Uri 21" fare, and offered our "Bargain Fare" for a longer number of days than the previous year. These and other measures to stimulate demand enabled us to maintain the number of individual passengers at the same level as the previous year. On the other hand the number of tour passengers declined as a reaction to the previous year's swelling of demand caused by the holding of Expo 2005 Aichi, and also as a result of fare increases, both of which deflated demand. In consequence, the number of revenue passengers carried was down 0.4% year-on-year, and revenue passenger-kilometers were 100.2%.

Marketing measures included the conduct of the "JAL Minna no Natsuzora" promotion during the summer holiday period. In addition to a scheme enabling passengers to win various merchandise with their boarding-pass stubs, we operated a jetliner decorated like a *tamagotchi*, called the "Tamagotchi Jet," and provided service designed to help passengers spend a happy time both within airports and in our aircraft cabins, for example by providing items using *tamagotchi* characters to children for in-cabin use. In addition, in our product strategy the "Class-J" seats have enjoyed a high rate of usage since their introduction, and during the first half period we increased the number of these seats on aircraft already equipped with them, and also fitted them on smaller planes serving regional routes, such as MD90s and B737s. In ways such these, we enhanced our range of products to match customer needs.

Measures taken with regard to airfares were shaped by the fact that fuel prices have remained at levels well above industry estimates. In view of this, as of April 1, 2006, we abolished the passenger fare fuel surcharges instituted in January 2005, and instead incorporated equivalent amounts into fares, and also introduced fare increases

according to route distances. An increase in the proportion of passengers using discount fares was a factor that had lowered average passenger yield, but this fare increase caused passenger yield to increase by 1.3% from the corresponding period of the previous year.

As a result of these developments, revenues from Group-wide domestic passenger operations increased by ¥5.3 billion year-on-year, to ¥345.8 billion.

International cargo services were affected by sluggish aggregate demand globally for air cargo shipments into Japan, with the result that revenue ton-kilometers were only 98.0% of their year-earlier level. Among export cargoes there was a slowing of shipments to North America and Europe from the summer, but overall demand was robust, particularly in the fields of automobile parts, digital cameras, and flat-screen televisions. There was an especially large increase in cargo to China.

In the sphere of imports, cargo originating in China showed a shift towards seaborne transportation. Additionally, under the impact of factors such as the strength of the euro and poor yields of various fresh foods, from the summer onwards there was a trend towards a recovery in cargo shipments from various parts of the world.

With regard to route management, in June we introduced one B747-400BCF converted from a passenger jet, and we strengthened Asian and North American routes. In China we accommodated new demand by such means as working in collaboration with Chinese domestic airlines to inaugurate forwarding service to inland regions for freight originating in Japan. We also formed a tie-up with a specialist airfreight company in the southern U.S. to enhance the convenience of shipping cargoes into and out of Miami and Dallas.

As a result of these factors, in spite of the fact that in volume terms international air cargo movements were down year-on-year, we were able to increase cargo yield by 10.4%, boosting revenue by ¥6.9 billion, to ¥92.4 billion. A major factor behind this was the addition of fuel surcharges.

International mail business was favorable, particularly shipments from China. In

domestic operations, we enjoyed firm trends in cargo and mail. In volume terms, we acquired larger cargo/mail orders, thanks to efficient use of cargo space, even though total cargo space declined due to aircraft downsizing.

In the sphere of cargo handling at airports, in October 2004 we commenced an undertaking that we called "Project M3," and is based on production methods used at Toyota Motor Corporation. After its introduction at Narita and Haneda we introduced it at the Kansai International Airport and at Inchon Airport in Korea, with the aim of enhancing productivity still further and raising the quality of cargo handling.

As a result of the above, total revenues from international and domestic cargo and international and domestic mail rose by ¥7.0 billion year-on-year,, to ¥116.2 billion.

In consequence, total transportation volume in this segment (in terms of revenue ton-kilometers), including both international and domestic passenger and cargo transportation, was down 3.0% from the previous first half. Operating revenues increased by ¥26.4 billion, to ¥910.9 billion, and the operating loss totaled ¥3.4 billion (after intra-segment eliminations and before inter-segment eliminations).

Aircraft Fleet

Changes in the total number of aircraft operated by our consolidated subsidiaries during the year and the total number of owned and leased aircraft at the end of the year are shown below.

	Purchase	Lease	Sale/ Disposal	Lease termination	Other (Repair)	At Sept. 30, 2006	
						Owned	Leased
Boeing 747-400					-1	40	1
Boeing 747-400F					1	1	2
Boeing 747LR			-1			16	2
Boeing 747SR						1	0
Boeing 747F						7	2
Boeing 777		2				12	26
Airbus A300-600R						18	4
Airbus A300			-3			0	0
Boeing 767		1				19	21
Douglas MD-90						16	0
Douglas MD-81						12	6
Douglas MD-87						8	0
Boeing 737						9	14
Bombardier CRJ200		1				0	9
NAMC YS-11						4	0
Bombardier DHC-8-400		1				3	5
SAAB 340B						10	4
Bombardier DHC-8-100						4	0
B-N Group BN-2B						3	0
Total		5	-4		±0	183	96

Airline-Related Business

TFK Corporation, an in-flight catering company, suffered a decline in revenue, primarily as a result of a fall in demand caused by the downsizing of planes on international routes and the restructuring of routes. However, cost-cutting enabled it to achieve profit growth. AGP Corporation, which supplies auxiliary power to aircraft while parked, achieved growth in revenues from those operations because of the excellence, both in terms of cost and of environmental factors, of its method of supplying power. In addition, its other revenues increased as a result of factors such as winning more commissions for management and maintenance operations for plant and

equipment at Narita International Airport and Kansai International Airport.

As a result, the revenues of the airline-related business segment totaled ¥179.4 billion, up by ¥20.4 billion year-on-year, with operating income of ¥4.8 billion, up by ¥2.3 billion.

Note: The principal factor behind the revenue growth was that a JAL subsidiary engaging in the procurement of fuel overseas (Pacific Fuel Trading Corporation) reflected the increases in its fuel procurement prices in its sales prices, with the result that both revenues and expenses rose substantially.

Travel Services Business

JALPAK's overall revenues suffered a year-on-year decline. In tours to China there was an increase in business volume amid signs of a recovery after the anti-Japanese demonsrations in that country, but reductions in flights on tourist routes caused volume to decline, particularly to Micronesia. Nevertheless, operating income was maintained at its year-earlier level owing to cuts in selling, general and administrative expenses and other factors. The number of passengers handled by JAL Tours decreased in a reaction to the increase in numbers during the holding of the Expo 2005 Aichi international exposition, but an increase in unit tour prices enabled the company to maintain revenues at the previous year's level.

As a result, revenues in this travel services business segment fell by ¥23.8 billion year-on-year, to ¥194.6 billion, while operating income was down by ¥800 million, to ¥800 million.

Note: The principal factor behind the declines in revenue and operating income was that as a result of the reorganization of the sales structure, on April 1 this year JAL Sales was merged into Japan Airlines International, and in consequence its revenues were no longer included in this segment.

Credit Card and Leasing Services Business

The Group's credit card company, JALCard, recorded substantial growth in revenues, as vigorous efforts to recruit new cardholders led to a 12% year-on-year increase in the number of cardholders, to approximately 1.66 million

As a result, total revenues in this segment grew by ¥1.5 billion year-on-year, to ¥31.6 billion, and operating income increased by ¥700 million, to ¥3.0 billion.

Other Businesses

JALUX, a trading company, registered revenue growth primarily from ongoing brisk sales of aircraft parts to companies outside the JAL Group, and from its BLUE SKY domestic airport sales outlets, where its outlet at the New Chitose Airport terminal was expanded. Hotel operator JAL Hotels has been shifting to a new business model in which commissioned hotel management forms the core, while asset holdings are reduced. Since July last year it has received six new management commissions, including for the Hotel JAL City Naha, which opened for business in June this year, but because of its active progress in dealing with the sale of Hotel Nikko Narita and Kawasaki Nikko Hotel and the assumption of their management, it suffered an overall fall in income.

Revenues in this segment rose by ¥800 million year-on-year, to ¥102.8 billion, and operating income totaled ¥2.9 billion, which was unchanged from its year-earlier level.

Financial Position

Cash flows

Cash and cash equivalents at the end of the first half rose by ¥118.3 billion from the end of the previous fiscal year, to a total of ¥290.4 billion. The principal factors in this increase were the return to profitability and consequent posting of income before income taxes and minority interests, the sale of investment securities, and a capital increase by means of the public offering of 750 million shares.

The cash flows during the first-half period and their principal components are set out below.

Cash flow from operating activities

Net cash provided by operating activities totaled ¥72.5 billion, arising mainly from income before income taxes and minority interests totaling ¥12.3 billion, and the statement of ¥58.9 billion of depreciation and amortization charges.

Cash flow from investing activities

Cash outflows arose in the form of payments primarily for purchases of aircraft and aircraft parts, and advance payments for aircraft that are scheduled for introduction, but income was derived from the sale of aircraft, and there was also a gain of ¥10.2 billion from the sale of securities. As a result of these and other factors, net cash used in investing activities totaled ¥42.0 billion.

Cash flow from financing activities

Net cash provided by financing activities was ¥87.3 billion. The principal components of this were outflows totaling ¥58.6 billion for the repayment of long-term borrowings, and ¥147.9 billion of proceeds from a capital increase by the public offering of 750 million new shares.

	FY 2004		FY 2005		FY 2006
	30 Sept. 04	31 Mar. 05	30 Sept. 05	31 Mar. 06	30 Sept. 06
Equity ratio (%)	11.0	9.0	8.1	6.9	14.8
Equity ratio at market value (%)	27.8	28.7	27.1	28.2	27.9
Interest-bearing debt repayment period (years)	12.3	9.0	16.0	12.2	16.1
Interest coverage ratio	8.3	5.7	6.7	4.5	7.7

(Note)

- Equity ratio at market value: Gross equity market capitalization/Total assets
- Interest-bearing debt repayment period: Interest-bearing debt/operating cash flow(Operating Income+Net Interest Income–Tax・Divident+Repayment Lease Principal+Depreciation etc.)
- Interest coverage ratio: Cash flow from operating activities/Interest payments

(1) All indicators are calculated on the basis of consolidated financial data.
(2) Gross equity market capitalization is calculated by multiplying the closing price of our shares at the end of the period by the number of ordinary shares issued and outstanding at the end of the period.
(3) Cash flow from operating activities refers to cash flow from operating activities for the period as stated in the consolidated statement of cash flows.
(4) Interest-bearing debt refers to that portion of our liabilities stated in the consolidated balance sheets which includes borrowings, bonds and other liabilities upon which we pay interest (including installment payments).
(5) Interest payments mean interest paid in the consolidated statement of cash flows.

Outlook for FY 2006

Summary of First-Half Earnings

Operating revenue for the first half of the current business term (fiscal year 2006) fell short of the Company's start-of-term projections in all operational segments. These included international passenger flights — where demand was roughly as predicted but passenger yield fell below the forecast levels – and domestic passenger flights, where the Company lost customers to rival airlines owing to the negative image impact of an unfortunate series of safety-related occurrences, although this appears to have bottomed out and passenger numbers is on a steady recovery trend, business passenger demand has not yet fully recovered, in terms either of passenger numbers or passenger yield. Moreover, there was a falloff in demand in international cargo operations, particularly flights to Japan in early spring.

As a result of these factors, the JAL Group's operating revenue for the reporting six-month period came to ¥1,150 billion, down by ¥14 billion from the initial forecast.

Turning to operating expenses, in spite of our efforts to flexibly hedge against such risks, the unprecedented high price of jet fuel caused total fuel costs to exceed our expectations. On the other hand, savings in miscellaneous expenses, such as the area of personnel through a reduction in the scale of our operations and other cost-cutting efforts proved greater than projected. Consequently, operating expenses as a whole were approximately in line with our start-of-term projections.

As a result of the foregoing, operating income came to ¥8.1 billion, falling short of the initially forecast figure by ¥14.9 billion.

Outlook for the Second Half of Fiscal year 2006

Regarding the prospects for the Company's operating revenue in the second half of the current term, we intend to increase the number of flights on Japan-China routes, where demand is staging a sharp recovery. In addition, there will be an increase in the jet fuel surcharge that will take effect on flights whose tickets were issued in October or after. Such factors mean that we can expect a firm trend on international flights in terms both of passenger numbers and ticket prices.

As for flights on domestic routes, the number of passengers has been in excess of the previous year's figure since August, and we are steadily overhauling our main competitor. Even so, it will be a while longer before passenger yield can be raised back up to our former levels, and we must thus be prepared for operating revenues to fall short of the initial target figures.

For the rest of fiscal year 2006, operating income will continue to be negatively affected by fuel costs in excess of the initially projected levels. Consequently, in spite of active measures to cut costs by renegotiating contract terms with outsourced service suppliers, and various steps to reduce general operating costs in the second half of the term (encompassing a radical rethinking of our whole cost structure), operating income as a whole is predicted to fall short by ¥29 billion year-on-year for the full term (including the abovementioned ¥14.9 billion shortfall for the first half). In view of these circumstances, we have decided to reduce the amount of periodical expenses payable for the second half of fiscal year 2006 under the Company's pension plan.

In conclusion, operating income on a consolidated basis for the fiscal year 2006 full term is now projected at ¥13 billion, representing a shortfall of ¥4 billion compared with the initial forecast. Ordinary income on a consolidated basis should be approximately as per the initial forecast, thanks to gains on foreign exchange

translation. Our forecast for net income on a consolidated basis similarly remains unchanged.

The current financial targets on a consolidated basis for the fiscal year ending March 2007 is as follows:

(units: billions of yen)

	Forecast on 10/May	Reviced Forecast	Difference
Operating Revenue	2,301.0	2,281.0	-20.0
Operating Income	17.0	13.0	-4.0
Ordinary Income	0.5	0.5	0.0
Net Income	3.0	3.0	0.0

Assumptions underlying the financial targets:
The computation of the forecast is based on the following assumptions: An exchange rate of ¥116 = one U.S. dollar, and with respect to the price of aircraft fuel price, Singapore Kerosene at a market price of US$81 per barrel. For the fiscal year ending March 31, 2007, we have entered into hedging transactions covering approximately 85% of our expected U.S. dollar requirements and 89% of our expected fuel requirements.

The above target figures are subject to certain uncertainties and risks, including those mentioned below. In the event that any of these risks materializes (e.g., further increase in fuel prices), we will make every effort to successfully implement additional measures to mitigate the negative impact of such risks, including, if necessary, certain emergency measures.

This document is for background information purposes only. Certain statements made in this document, including some management strategies and targets, may contain forward-looking statements which reflect management's views and assumptions. We may not be successful in implementing our business strategies, and management may fail to achieve its targets. The management targets and other forward-looking statements involve current assumptions of future events as well as risks and uncertainties that could significantly affect expected results, including, without limitations, adverse economic or political conditions in Japan or other countries; increased jet fuel prices; negative changes in foreign exchange rates; terrorist attacks and military conflicts, and health epidemics. Please see our latest Annual Report (Yukashoken Hokokusho) for additional information regarding the risks in our businesses. To the extent this document contains such forward-looking

statements, we have no obligation or intent to update them unless required by law. In addition, information on companies and other entities outside the JAL group that is included in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by us and cannot be guaranteed.

Business risks

(1) Business strategy

(a) Medium-term business plan

On March 2, 2006, we announced our medium-term business plan for the five-year period ending March 31, 2011. While achieving the goals set forth in the medium-term business plan is of critical importance to the Group, the plan was prepared based on a number of assumptions, and if these assumptions turn out to be incorrect, the targeted cost savings and revenue growth set forth in the plan may not be successfully achieved.

(b) Integration of Japan Airlines International and Japan Airlines Domestic

Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd. were merged in October, but due to various factors, the merger of these operating companies may not result in the benefits that we currently expect.

(c) Joining the **one**world™ alliance

In June 2006 the JAL Group received an invitation to become an official member of **one**world™, a major airline alliance, in 2007. However, due to various factors, we may not be able to realize the benefits that we expect to achieve through the alliance.

(d) Indebtedness and financing

We currently have and will continue to have a significant amount of indebtedness and lease obligations relating to our aircraft as well as pension benefit obligations. Moreover, in March 2007, we may need to redeem certain zero-coupon convertible bonds in euro-yen that are due 2011. If, as a result of the restructuring of the governmental financial institutions currently contemplated by the Japanese government, changes in the tax or accounting system, further downgrading of our credit ratings or interest rate increases, etc., we are unable to obtain external financing or loans on such terms as are currently available to us, then our business and results of operations may be adversely affected.

(2) Possible impact of changes in our market and geopolitical events abroad

Both our international and domestic operations depend to a large extent on the portion of our customer base made up of Japanese nationals. Our business and results of operations may be negatively affected by such factors as increased competition, adverse changes in the economic conditions in Japan or in the demand for air transportation among Japanese nationals, seasonality, natural disasters, outbreaks of contagious diseases such as SARS, terrorist attacks, conflicts, wars or other similar events. Moreover, in the event of further terrorist attacks or acts of war, insurance premiums may be increased or insurance may be made available only with additional limitations on coverage.

(3) Possible Effects of fuel price and foreign exchange rate fluctuations

We have hedged risks of higher fuel prices through a number of derivative transactions. However, continuing high fuel costs or significant disruptions in the supply of aircraft fuel will adversely affect our business and results of operations. In addition, due to the international nature of our business, we receive a large a large part of our revenues and incur an even larger part of our expenses in certain foreign currencies. Thus, fluctuations in foreign exchange rates may adversely affect our business and results of operations.

(4) Safety concerns

A series of safety-related occurrences involving our aircraft have caused some of our customers to leave us for other airlines and negatively affected the revenues from our operations. Although we have been taking various measures to regain the confidence of customers in our services and rebuild our reputation, it may take a substantial amount of time before such confidence and reputation are fully regained. Any further safety-related occurrences involving our Group or our suppliers or service providers may result in deterioration of the pubic perception concerning the safety and reliability of our operations and may negatively impact our financial results.

(5) Possible impact of laws and regulations

Our operations are subject to a high degree of international, national and local legislation and regulations, covering most aspects of our operations. In the cargo area, in February 2006, government authorities in a number of jurisdictions (which include, but may not be limited to, the European Union, United States, Canada, Switzerland and New Zealand) began what appear to be similar inquiries into possible price coordination among international air cargo operators, including us. A number of class action lawsuits have also been filed against such air cargo operators claiming injury due to alleged violation of the U.S. anti-trust laws. These developments may necessitate significant expenditures on the part of airline companies and could have a material impact on our results of operations.

(6) Reliance on technology systems and handling of customer information

Our operations rely to some extent on certain technology systems that entail operational risks, including our information system. Any interruption in our technology systems due to factors such as computer viruses could cause a substantial disruption in our operations. In addition, any incident where personal information in our possession about our customers is leaked or improperly accessed could decrease customer and market confidence and materially and adversely affect our business, financial conditions and results of operations.

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Interim Financial Information

For the six months ended September 30, 2006 and 2005
and the year ended March 31, 2006

1. Consolidated Financial Highlights

(Amounts of less than one million yen have been omitted.)

(1) Consolidated Operating Results for the Six Months Ended September 30, 2006 (FH06) and September 30, 2005 (FH05) and the Year Ended March 31, 2006 (FY05)

(Millions of yen except for per share information)

Item	Period	Amount	Change
(i) Operating revenues:	FH06	¥1,150,002	(3.4%)
	FH05	¥1,112,346	(3.4%)
	FY05	¥2,199,385	
(ii) Operating income (loss):	FH06	¥ 8,160	(-48.3%)
	FH05	¥ 15,785	(-81.8%)
	FY05	¥ (26,834)	
(iii) Ordinary income (loss):	FH06	¥ 5,335	(-45.5%)
	FH05	¥ 9,780	(-90.9%)
	FY05	¥ (41,608)	
(iv) Net income (loss):	FH06	¥ 1,510	(–)
	FH05	¥ (12,042)	(–)
	FY05	¥ (47,243)	
(v) Net income (loss) per share:	FH06	¥ 0.66	
	FH05	¥ (6.08)	
	FY05	¥ (23.88)	
(vi) Diluted net income per share:	FH06	¥ 0.60	
	FH05	¥ –	
	FY05	¥ –	
(vii) Equity in earnings of affiliates:	FH06	¥ 1,030	
	FH05	¥ 1,021	
	FY05	¥ 1,899	

Note 1. Weighted-average number of shares outstanding during the period:

September 30, 2006	2,293,808,400
September 30, 2005	1,979,820,270
March 31, 2006	1,979,708,032

(2) Consolidated Financial Position at September 30, 2006 (FH06), March 31, 2006 (FY05) and September 30, 2005 (FH05)

(Millions of yen except for per share information)

(i)	Total assets:	FH06	¥2,261,305
		FH05	¥2,196,666
		FY05	¥2,161,240
(ii)	Net assets:	FH06	¥ 360,031
		FH05	¥ 178,630
		FY05	¥ 148,066
(iii)	Net assets ratio excluding minority interests:	FH06	14.8%
		FH05	8.1%
		FY05	6.9%
(iv)	Net assets per share excluding minority interests:	FH06	¥ 122.20
		FH05	¥ 90.23
		FY05	¥ 74.78

Note 1. Number of shares outstanding at the end of the period:

September 30, 2006	2,729,562,810
September 30, 2005	1,979,686,793
March 31, 2006	1,979,519,354

(3) Consolidated Cash Flows for the Six Months Ended September 30, 2006 (FH06) and September 30, 2005 (FH05) and the Year Ended March 31, 2006 (FY05)

(Millions of yen)

(i)	Net cash provided by operating activities:	FH06	¥ 72,546
		FH05	¥ 77,115
		FY05	¥ 100,984
(ii)	Net cash used in investing activities:	FH06	¥ (42,081)
		FH05	¥ (61,513)
		FY05	¥ (99,283)
(iii)	Net cash provided by (used in) financing activities:	FH06	¥ 87,347
		FH05	¥ (81,841)
		FY05	¥ (91,384)
(iv)	Cash and cash equivalents at end of the period:	FH06	¥ 290,488
		FH05	¥ 195,576
		FY05	¥ 172,132

(4) Consolidation Policy

See notes to accompanying consolidated interim financial statements.

1. Consolidated Financial Highlights (continued)

(5) Changes in Accounting Policy

Changes in accounting policy were made for the six months ended September 30, 2006.

2. Consolidated Financial Forecast for the Year Ending March 31, 2007

(1)	Operating revenues:	¥	2,281,000 million
(2)	Ordinary income:	¥	500 million
(3)	Net income:	¥	3,000 million
(4)	Net income per share:	¥	1.10

For assumptions underlying the forecast and other concerns, refer to page xx of the attached documents.

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

Japan Airlines Corporation owns 273 subsidiaries and currently consolidates 154 subsidiaries, including the following principal subsidiaries:

JAPAN AIRLINES INTERNATIONAL CO., LTD.
JAPAN AIRLINES DOMESTIC CO., LTD.
JAPAN ASIA AIRWAYS CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
JAPAN AIR COMMUTER CO., LTD.
AGP CORPORATION
JALPAK CO., LTD.
JAL TOURS CO., LTD.
JAL HOTELS COMPANY LTD.
JALUX, INC.

The number of unconsolidated subsidiaries which are not accounted for by the equity method is currently 119.

The number of affiliates is currently 97, including 21 companies which are accounted for by the equity method.

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method (continued)

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

Increase - 6
JALPAK INTERNATIONAL U.S.A., INC. (*1)
JAL GROUND SERVICE SAPPORO CO., LTD. (*1)
JAL GROUND SERVICE OSAKA CO., LTD.
(formerly NISHINIHON AIRPORT SERVICE CO., LTD.) (*1)
JAL GROUND SERVICE KYUSHU CO., LTD.
(formerly KYUSHU AIRPORT SERVICE CO., LTD.) (*1)
JALTRANS, INC. (*1)
CONTACT CUSTOMS CLEARANCE, INC. (*1)

Decrease - 4
JAL SALES CO., LTD. (*2)
HOKKAIDO AIR SERVICE CO., LTD. (*3)
INTERNATIONAL CATERING LTD. (*4)
CHITOSE INTERNATIONAL HOTEL CO., LTD. (*4)

(*1) Became material
(*2) Merged with Japan Airlines International Co., Ltd.
(*3) Merged with JAL Ground Service Sapporo Co., Ltd.
(*4) The shares in the above companies were sold

Equity method:

Increase - 1
AVICOM JAPAN CO., LTD. (*5)

(*5) Became material

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Balance Sheets

At September 30, 2006, March 31, 2006 and September 30, 2005

	September 30, 2006	March 31, 2006	Change	September 30, 2005
		(Millions of yen)		
Assets				
I. Current assets:				
Cash and time deposits	¥ 295,188	¥ 173,948	¥121,240	¥ 197,819
Notes and accounts receivable – trade	283,118	237,479	45,639	241,397
Short-term investments in securities	8,000	5,936	2,063	5,569
Supplies	85,821	83,717	2,104	82,896
Deferred income taxes	2,503	9,539	(7,036)	9,325
Other current assets	162,160	179,695	(17,534)	167,665
Allowance for bad debts	(2,947)	(2,996)	48	(2,836)
Total current assets	833,846	687,319	146,526	701,838
II. Fixed assets:				
Tangible fixed assets:				
Buildings and structures	190,746	203,039	(12,293)	209,480
Machinery, equipment and vehicles	31,140	31,743	(602)	32,483
Flight equipment	770,618	791,098	(20,480)	822,014
Land	53,505	55,979	(2,473)	56,565
Construction in progress	71,927	49,551	22,375	28,620
Other tangible fixed assets	20,252	21,348	(1,095)	21,491
Total tangible fixed assets	1,138,191	1,152,762	(14,571)	1,170,656
Intangible fixed assets:				
Software	71,547	70,373	1,173	66,261
Other intangible fixed assets	1,658	1,701	(43)	1,835
Total intangible fixed assets	73,205	72,075	1,130	68,096
Investments:				
Investments in securities	78,071	88,750	(10,679)	83,293
Long-term loans receivable	14,221	14,582	(360)	15,966
Deferred income taxes	44,114	52,085	(7,970)	48,546
Other investments	81,192	96,043	(14,851)	111,119
Allowance for bad debts	(2,366)	(2,385)	18	(2,891)
Total investments	215,233	249,076	(33,843)	256,033
Total fixed assets	1,426,629	1,473,913	(47,283)	1,494,787
III. Deferred charges:				
Stock issuance expenses	825	–	825	–
Bond issuance expenses	3	6	(3)	41
Total deferred charges	828	6	822	41
Total assets	¥2,261,305	¥2,161,240	¥100,065	¥2,196,666

	September 30, 2006	March 31, 2006	Change	September 30, 2005
	(Millions of yen)			
Liabilities				
I. Current liabilities:				
Accounts payable – trade	¥ 265,330	¥ 237,803	¥ 27,526	¥ 234,793
Short-term borrowings	5,069	6,562	(1,492)	12,144
Current portion of bonds	80,000	30,000	50,000	–
Current portion of long-term loans	109,351	113,045	(3,693)	115,209
Accrued income taxes	6,582	4,700	1,882	8,609
Deferred income taxes	10,080	29	10,050	72
Other current liabilities	205,380	252,702	(47,322)	254,741
Total current liabilities	681,796	644,844	36,951	625,570
II. Non-current liabilities:				
Bonds	230,000	280,000	(50,000)	310,000
Long-term loans	744,675	800,001	(55,326)	800,130
Accrued pension and severance costs	132,821	139,753	(6,931)	150,277
Deferred income taxes	937	1,340	(403)	713
Other non-current liabilities	111,043	119,784	(8,740)	104,247
Total non-current liabilities	1,219,477	1,340,879	(121,402)	1,365,369
Total liabilities	1,901,273	1,985,724	(84,450)	1,990,940
Minority interests	–	27,449	–	27,095
Stockholders' equity				
I. Common stock	–	100,000	–	100,000
II. Capital surplus	–	136,145	–	136,143
III. Accumulated deficit	–	(90,186)	–	(54,986)
IV. Net unrealized gain on investments in securities, net of taxes	–	8,777	–	5,690
V. Translation adjustments	–	(5,776)	–	(7,378)
VI. Common stock in treasury, at cost	–	(892)	–	(838)
Total stockholders' equity	–	148,066	–	178,630
Total liabilities and stockholders' equity	¥ –	¥2,161,240	¥ –	¥2,196,666
Net assets				
I. Stockholders' equity:				
Common stock	¥ 174,250	¥ –	¥ –	¥ –
Capital surplus	79,105	–	–	–
Retained earnings	43,228	–	–	–
Common stock in treasury, at cost	(871)	–	–	–
Total stockholders' equity	295,712	–	–	–
II. Valuation, translation and other:				
Net unrealized gain on investments in securities, net of taxes	3,541	–	–	–
Net unrealized gain on hedging instruments, net of taxes	40,244	–	–	–
Translation adjustments	(5,950)	–	–	–
Total valuation, translation and other	37,834	–	–	–
III. Minority interests	26,484	–	–	–
Total net assets	360,031	–	–	–
Total liabilities and net assets	¥2,261,305	¥ –	¥ –	¥ –

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Statements of Operations

For the six months ended September 30, 2006 and 2005
and the year ended March 31, 2006

	Six months ended September 30, 2006	Six months ended September 30, 2005	Change	Year ended March 31, 2006
		(Millions of yen)		
Operating revenues	¥1,150,002	¥1,112,346	¥ 37,655	¥2,199,385
Cost of operating revenues	947,530	905,489	42,040	1,839,190
Gross profit	202,471	206,857	(4,385)	360,195
Selling, general and administrative expenses	194,311	191,071	3,240	387,029
Operating income (loss)	8,160	15,785	(7,625)	(26,834)
Non-operating income:				
Interest and dividend income	2,414	2,100	314	3,713
Equity in earnings of affiliates	1,030	1,021	9	1,899
Exchange gain, net	7,621	3,077	4,544	12,170
Other non-operating income	3,289	6,095	(2,805)	8,593
Total non-operating income	14,356	12,294	2,062	26,378
Non-operating expenses:				
Interest expense	9,614	11,293	(1,678)	21,811
Other non-operating expenses	7,566	7,005	560	19,340
Total non-operating expenses	17,181	18,299	(1,117)	41,152
Ordinary income (loss)	5,335	9,780	(4,445)	(41,608)
Extraordinary profit:				
Gain on sales of fixed assets	1,365	386	978	19,093
Gain on sales of investments in securities	9,046	510	8,535	–
Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plan	1,519	–	1,519	–
Gain on partial termination of defined benefit plan	–	–	–	6,810
Prior year foreign exchange difference	–	1,458	(1,458)	–
Other extraordinary profit	834	323	511	4,567
Total extraordinary profit	12,766	2,679	10,086	30,471
Extraordinary loss:				
Loss on sales and disposal of fixed assets	1,186	2,169	(983)	6,052
Special termination benefits	1,764	–	1,764	4,033
Loss on partial termination of defined benefit plan	2,199	–	2,199	–
Loss on impairment of fixed assets	–	13,209	(13,209)	18,705
Other extraordinary loss	573	2,904	(2,331)	6,511
Total extraordinary loss	5,724	18,283	(12,558)	35,303
Income (loss) before income taxes and minority interests	12,376	(5,823)	18,199	(46,440)
Income taxes – current	5,865	9,430	(3,564)	8,419
Income taxes – deferred	3,356	(4,826)	8,182	(9,966)
Minority interests	(1,644)	(1,615)	(28)	(2,350)
Net income (loss)	¥ 1,510	¥ (12,042)	¥ 13,553	¥ (47,243)

(2) - III

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Statement of Changes in Net Assets

For the six months ended September 30, 2006

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings (accumulated deficit)	Common stock in treasury	Total stockholders' equity
			(Millions of yen)		
Balance at March 31, 2006	¥100,000	¥ 136,145	¥ (90,186)	¥(892)	¥145,065
Changes during the six months ended September 30, 2006					
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(131,274)	131,274		–
Issuance of common stock	74,250	74,250			148,500
Net income for the six months ended September 30, 2006			1,510		1,510
Purchases of common stock in treasury				(63)	(63)
Sales of common stock in treasury		(14)		85	70
Changes in scope of consolidation and adoption of equity method			656		656
Bonuses to directors and statutory auditors			(26)		(26)
Changes other than stockholders' equity, net					
Total changes	74,250	(57,039)	133,414	21	150,646
Balance at September 30, 2006	¥174,250	¥ 79,105	¥ 43,228	¥(871)	¥295,712

	Valuation, translation and other					
	Net unrealized gain on investments in securities, net of taxes	Net unrealized gain on hedging instruments, net of taxes	Translation adjustments	Total valuation, translation and other	Minority interests	Total net assets
				(Millions of yen)		
Balance at March 31, 2006	¥ 8,777	¥ –	¥(5,776)	¥ 3,000	¥27,449	¥175,515
Changes during the six months ended September 30, 2006						
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit						–
Issuance of common stock						148,500
Net income for the six months ended September 30, 2006						1,510
Purchases of common stock in treasury						(63)
Sales of common stock in treasury						70
Changes in scope of consolidation and adoption of equity method						656
Bonuses to directors and statutory auditors						(26)
Changes other than stockholders' equity, net	(5,236)	40,244	(173)	34,834	(965)	33,869
Total changes	(5,236)	40,244	(173)	34,834	(965)	184,515
Balance at September 30, 2006	¥ 3,541	¥40,244	¥(5,950)	¥37,834	¥26,484	¥360,031

Consolidated Statements of Capital Surplus and Accumulated Deficit

For the six months ended September 30, 2005 and the year ended March 31, 2006

	Six months ended September 30, 2005	Year ended March 31, 2006
	(Millions of yen)	
Capital surplus		
Balance at beginning of period	¥136,141	¥136,141
Increase:		
Gain on sales of common stock in treasury	1	3
Balance at end of period	¥136,143	¥136,145
Accumulated deficit		
Balance at beginning of period	¥ (34,978)	¥ (34,978)
Decrease:		
Net loss	(12,042)	(47,243)
Cash dividends	(7,919)	(7,919)
Bonuses to directors and statutory auditors	(44)	(44)
Balance at end of period	¥ (54,986)	¥ (90,186)

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Statements of Cash Flows

For the six months ended September 30, 2006 and 2005
and the year ended March 31, 2006

	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
		(Millions of yen)	
Operating activities			
Income (loss) before income taxes and minority interests	¥ 12,376	¥ (5,823)	¥ (46,440)
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	58,973	62,053	125,126
Gain and loss on sales of, and loss on revaluation of, short-term investments in securities and investments in securities, net	(8,934)	1,315	1,295
Loss on sales of, and loss on disposal of, fixed assets and loss on impairment of fixed assets, net	4,639	19,824	17,138
Net provision for accrued pension and severance costs	(7,071)	612	(9,919)
Interest and dividend income	(2,414)	(2,100)	(3,713)
Interest expense	9,614	11,293	21,811
Exchange (gain) loss, net	(173)	(454)	106
Equity in earnings of affiliates	(1,030)	(1,021)	(1,899)
Increase in notes and accounts receivable	(45,561)	(17,957)	(13,120)
Increase in supplies	(2,182)	(6,553)	(7,365)
Increase in accounts payable	27,711	20,631	22,812
Other	35,172	8,837	23,272
Subtotal	81,119	90,659	129,103
Interest and dividends received	2,484	2,283	4,151
Interest paid	(9,401)	(11,545)	(22,507)
Income taxes paid	(1,655)	(4,281)	(9,762)
Net cash provided by operating activities	72,546	77,115	100,984
Investing activities			
Purchases of time deposits	(5,200)	(884)	(969)
Proceeds from maturity of time deposits	160	353	917
Purchases of fixed assets	(66,032)	(82,590)	(146,972)
Proceeds from sales of fixed assets	24,769	24,291	48,403
Purchases of investments in securities	(5,553)	(6,366)	(7,584)
Proceeds from sales and maturity of investments in securities	10,271	703	1,576
Payments for sales of consolidated subsidiaries resulting in change in scope of consolidation	(1,564)	–	–
Loans receivable made	(785)	(758)	(1,458)
Collection of loans receivable	3,558	2,229	4,849
Other	(1,706)	1,509	1,955
Net cash used in investing activities	(42,081)	(61,513)	(99,283)

	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
		(Millions of yen)	
Financing activities			
(Decrease) increase in short-term borrowings, net	¥ (1,535)	¥ 381	¥ (5,355)
Proceeds from long-term loans	1,102	400	57,285
Repayment of long-term loans	(58,681)	(58,121)	(117,563)
Proceeds from issuance of common stock	147,990	–	–
Redemption of bonds	–	(15,000)	(15,000)
Dividends paid to stockholders	(9)	(7,818)	(7,846)
Dividends paid to minority interests	(546)	(421)	(433)
Other	(971)	(1,261)	(2,473)
Net cash provided by (used in) financing activities	87,347	(81,841)	(91,384)
Effect of exchange rate changes on cash and cash equivalents	233	904	1,061
Net increase (decrease) in cash and cash equivalents	118,045	(65,334)	(88,622)
Cash and cash equivalents at beginning of period	172,132	260,933	260,933
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	310	–	–
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	–	(21)	(178)
Cash and cash equivalents at end of period	¥290,488	¥195,576	¥ 172,132
Reconciliation between cash and time deposits and cash and cash equivalents			
Cash and time deposits	¥295,188	¥197,819	¥ 173,948
Time deposits with original maturity of more than three months	(6,737)	(2,119)	(1,726)
Marketable securities with original maturity of three months or less	2,101	0	0
Current account overdraft included in short-term borrowings	(63)	(124)	(90)
Cash and cash equivalents at end of period	¥290,488	¥195,576	¥ 172,132

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Corporation (the "Company") and consolidated domestic subsidiaries maintain their accounting records and prepare their interim financial statements in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and its consolidated foreign subsidiaries, in conformity with those of their countries of domicile. The accompanying consolidated interim financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than Japan.

Amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated interim financial statements do not necessarily agree with the sum of the individual amounts.

b. Principles of consolidation and accounting for investments in affiliates

The consolidated interim financial statements include the accounts of the Company and all significant subsidiaries controlled directly or indirectly by the Company. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 26 of the consolidated subsidiaries is June 30, 2006, and for 1 consolidated subsidiary, it is August 31, 2006. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from July 1, 2006 through September 30, 2006 and the period from September 1, 2006 through September 30, 2006 have been adjusted, if necessary.

Investments in significant affiliates are accounted for by the equity method.

The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the fair value of net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of 5 years.

1. Summary of Significant Accounting Policies (continued)

c. Cash equivalents

Cash equivalents are defined as highly liquid, short-term investments with an original maturity of 3 months or less.

d. Inventories

Inventories are principally stated at cost based on the moving average method.

e. Securities

Marketable securities classified as other securities are carried at fair value with any unrealized gain or loss reported as a separate component of net assets, net of taxes. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined principally by the moving average method.

f. Derivatives

Derivatives positions are stated at fair value.

g. Tangible and intangible fixed assets

Tangible fixed assets

Aircraft, spare engines and spare parts	– The straight-line method or the declining-balance method based on their estimated useful lives
Other tangible fixed assets:	
Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd.	– The straight-line method based on their estimated useful lives
Other companies	– Principally the declining-balance method based on their estimated useful lives
Intangible fixed assets	– The straight-line method based on their estimated useful lives

h. Deferred charges

Stock issuance expenses and bond issuance expenses are capitalized and are being amortized over a period of 3 years.

i. Accrued pension and severance costs

To provide for employees' severance indemnities, net periodic pension cost, which represents the amount recognized as the cost of a pension plan for a period, is accounted for based on the projected benefit obligation and the plan assets.

1. Summary of Significant Accounting Policies (continued)

i. Accrued pension and severance costs (continued)

The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of 15 years. However, Japan Airlines International Co., Ltd. ("JALI," which is a consolidated subsidiary of the Company) introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payment of retirement benefits to a defined contribution plan or to an early payment scheme on October 1, 2005. The portion of the unrecognized obligation at transition which relates to reducing the benefit obligation by the introduction of the option referred to above is being amortized by the straight-line method over a period of 8 years in accordance with Paragraph 15, "Transitional Arrangement," of "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded. Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

On April 1, 2006, the JAL Group Pension Fund established by certain consolidated subsidiaries received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the benefit obligation related to past services. As a result, income before income taxes and minority interests increased by ¥1,519 million for the six months ended September 30, 2006.

Certain consolidated subsidiaries changed a portion of their retirement benefit plans to defined contribution plans on April 1, 2006 and applied "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). As a result, income before income taxes and minority interests increased by ¥519 million for the six months ended September 30, 2006.

On October 1, 2006, Japan Airlines Domestic Co., Ltd. ("JALD," which was a consolidated subsidiary of the Company) was merged into JALI. Accordingly, a pension scheme of JALI under which employees have the option to change a portion of the existing lump-sum payment of retirement benefits to a defined contribution plan or to an early payment scheme has been adopted to the former employees of JALD. As a result, operating income and ordinary income increased by ¥3,957 million and income before income taxes and minority interests increased by ¥2,107 million for the six months ended September 30, 2006. The portion of the unrecognized obligation at transition which will reduce the projected benefit obligation by the introduction of the option referred to above is being amortized by the straight-line method over a period of 8 years in accordance with Paragraph 15, "Transitional Arrangement," of "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). The effect of the adoption of this transitional arrangement was to decrease accrued pension and severance costs by ¥401 million and to increase income before income taxes and minority interests by ¥401 million.

1. Summary of Significant Accounting Policies (continued)

i. Accrued pension and severance costs (continued)

Certain consolidated subsidiaries changed their method of computing the projected benefit obligation from simplified methods to the standard method. As a result, an extraordinary loss of ¥332 million was recorded as the resulting difference in computation.

j. Allowance for bad debts

The allowance for bad debts on certain receivables is provided at the estimated unrecoverable amount. The allowance for bad debts on other receivables is provided based on the historical rate of losses on receivables.

k. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable exchange rates in effect at the end of the period and any gain or loss on translation is included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable exchange rates at the end of the period are presented in minority interests and as a separate component of net assets.

l. Leases

As lessee

The Company and consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. Capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

m. Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.

Foreign receivables and payables are translated at the applicable forward foreign exchange rate if certain conditions are met.

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

1. Summary of Significant Accounting Policies (continued)

n. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

o. Income taxes

The Company and certain domestic subsidiaries have adopted the Japanese consolidated corporate tax return system.

2. Changes in Accounting Policy

Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective April 1, 2006, the Company and its consolidated subsidiaries adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Statement No. 5 issued on December 9, 2005) and the "Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Implementation Guidance No. 8 issued on December 9, 2005). Total stockholders' equity which was presented until the prior fiscal year amounted to ¥293,303 million as of September 30, 2006.

Net assets in the balance sheet at September 30, 2006 have been prepared in accordance with the revised Regulations for Semiannual Consolidated Financial Statements.

Accounting Standard for Business Combinations

Effective April 1, 2006, the Company and its consolidated subsidiaries adopted the "Accounting Standard for Business Combinations" (issued by the Business Accounting Council on October 31, 2003) and the "Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan Implementation Guidance No. 10 issued on December 27, 2005).

Change in Method of Accounting for Depreciation Related to Tangible Fixed Assets

Effective April 1, 2006, JALI, a consolidated subsidiary of the Company, changed its method of accounting for depreciation related to aircraft spare parts to the straight-line method, from the declining-balance method. This change represents a necessary step in the preparation for the planned merger on October 1, 2006 between JALI and JALD, which is also a consolidated subsidiary of the Company, by conforming JALI's method of accounting for depreciation to that of JALD. The change also reflects the fact that, following the retirement of the Douglas DC-10 (which was depreciated by the declining-balance method) at the end of the prior fiscal year and the Company's medium-term business plan accelerating the retirement of older aircraft, the only method of accounting for depreciation to be applied in the future will be the straight-line method. The effect of this change was to decrease the cost of operating revenues for the six months ended September 30, 2006 by ¥666 million, to increase operating income for the six months ended September 30, 2006 by ¥666 million, and to increase ordinary income and income before income taxes and minority interests for the six months ended September 30, 2006 by ¥644 million, compared with the amounts which would have been recorded under the previous method.

3. Other Information

a. Accumulated depreciation at September 30, 2006, March 31, 2006 and September 30, 2005 amounted to ¥1,558,027 million, ¥1,582,627 million and ¥1,611,238 million, respectively.

b. At September 30, 2006, March 31, 2006 and September 30, 2005, contingent liabilities for guarantees amounted to ¥16,186 million, ¥16,887 million and ¥17,569 million, respectively. In addition, at September 30, 2006, March 31, 2006 and September 30, 2005, contingent liabilities for commitments to guarantees, keep-well agreements and other amounted to ¥579 million, ¥686 million and ¥794 million, respectively.

   JALI is alleged to have been involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators and its cargo operation office in Frankfurt was investigated by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York. In relation to the investigation of alleged anti-competitive practices, certain air cargo customers have filed several class action lawsuits in the U.S. since February 17, 2006 against international cargo operators including JALI claiming that alleged price-fixing practices have damaged their interests and such practices should be injuncted. The plaintiffs are seeking unspecified treble damages, unspecified injuctive relief, and costs and attorneys' fees, however, no specific amounts of damages or compensation have been claimed in these class action proceedings. In Canada, several class action lawsuits have been filed seeking similar relief, but only compensatory damages are allowable under Canadian law. Management of the Company holds the view that investigations and class action lawsuits on alleged anti-competitive practices could have a material impact on the results of operations of the Company and the group. However management is unable to estimate the possible outcome of the ongoing investigation and class action lawsuits reasonably at this stage since investigations by the authorities of a number of jurisdictions, which include, but may not be limited to, the European Union, the United States, Canada, Switzerland and New Zealand, are still ongoing.

c. At September 30, 2006, March 31, 2006 and September 30, 2005, assets pledged as collateral amounted to ¥799,439 million, ¥832,344 million and ¥842,759 million, respectively. Furthermore, shares of certain consolidated subsidiaries were pledged as collateral at September 30, 2006, March 31, 2006 and September 30, 2005. In addition, at September 30, 2006, March 31, 2006 and September 30, 2005, collateralized indebtedness amounted to ¥460,937 million, ¥500,108 million and ¥512,389 million, respectively.

3. Other Information (continued)

d. Note to consolidated statement of changes in net assets

The number of shares of stock in issue and common stock in treasury were as follows:

	Six months ended September 30, 2006			
	At March 31, 2006	Increase	Decrease	At September 30, 2006
		(Thousands of shares)		
Number of shares of stock in issue:				
Common stock	1,982,383	750,000	–	2,732,383
Number of shares of common stock in treasury:				
Common stock	2,863	243	286	2,820

The number of shares of common stock in issue increased by 700,000 thousand shares because of a public offering and by 50,000 thousand shares because of an allocation of shares of common stock to a third party.

The increase in common stock in treasury of 243 thousand shares during this period resulted from the Company's purchase of 241 thousand odd-lot shares of less than one unit at the request of the stockholders and purchases of 1 thousand similar shares by related companies accounted for by the equity method. The decrease in shares of common stock in treasury during this period related from sales of such odd-lot shares at the request of the stockholders.

e. As a result of a revision of "Implementation Guidance on Accounting Standard for Net Income per Share" (Accounting Standards Board of Japan Implementation Guidance No. 4) on January 31, 2006, the balance of "Net unrealized gain on hedging instruments, net of taxes" has been reflected in "Net assets" in the consolidated balance sheet at September 30, 2006. Net assets per share would have amounted ¥107.45 if the same method as that of the corresponding period of the prior year had been followed at September 30, 2006.

4. Fair Value of Securities

The components of unrealized gain or loss on marketable securities classified as other securities at September 30, 2006, March 31, 2006 and September 30, 2005 are summarized as follows:

	September 30, 2006		
	Acquisition costs	Carrying value	Net unrealized gain (loss)
	(Millions of yen)		
Stocks	¥13,083	¥18,780	¥5,697
Bonds	117	108	(8)
Other	5,711	5,715	4
	¥18,912	¥24,604	¥5,692

	March 31, 2006		
	Acquisition costs	Carrying value	Net unrealized gain
	(Millions of yen)		
Stocks	¥16,821	¥31,097	¥14,275
Bonds	17	17	0
Other	5,713	5,717	4
	¥22,552	¥36,833	¥14,280

	September 30, 2005		
	Acquisition costs	Carrying value	Net unrealized gain
	(Millions of yen)		
Stocks	¥16,866	¥26,375	¥9,509
Bonds	27	29	1
Other	5,785	5,797	12
	¥22,679	¥32,202	¥9,523

Non-marketable securities classified as other securities at September 30, 2006, March 31, 2006 and September 30, 2005 amounted to ¥30,272 million, ¥28,171 million and ¥27,369 million, respectively.

5. Leases

As lessee

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2006, March 31, 2006 and September 30, 2005 and the related depreciation and interest expense for the six months ended September 30, 2006 and 2005 and the year ended March 31, 2006, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	September 30, 2006		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥596,553	¥17,431	¥613,985
Less accumulated depreciation	206,232	9,730	215,962
Net book value	¥390,321	¥ 7,700	¥398,022

	March 31, 2006		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥564,783	¥17,452	¥582,235
Less accumulated depreciation	181,053	8,995	190,049
Net book value	¥383,730	¥ 8,456	¥392,186

	September 30, 2005		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥581,262	¥16,924	¥598,186
Less accumulated depreciation	177,153	8,197	185,351
Net book value	¥404,108	¥ 8,726	¥412,835

5. **Leases (continued)**

As lessee (continued)

	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
		(Millions of yen)	
Depreciation expense	¥26,781	¥26,930	¥53,715
Interest expense	¥ 2,527	¥ 2,731	¥ 5,369

No impairment loss has been recognized on the leased property for the six months ended September 30, 2006 and 2005 and for the year ended March 31, 2006.

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥28,902 million and ¥29,217 million for the six months ended September 30, 2006 and 2005, respectively, and ¥58,155 million for the year ended March 31, 2006.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at September 30, 2006, March 31, 2006 and September 30, 2005 is summarized as follows:

	September 30, 2006	March 31, 2006	September 30, 2005
		(Millions of yen)	
Within 1 year	¥ 54,786	¥ 51,839	¥ 51,781
Over 1 year	350,735	347,488	367,924
	¥405,521	¥399,327	¥419,706

Future rental expenses under operating leases outstanding at September 30, 2006 and March 31, 2006 and September 30, 2005 are summarized as follows:

	September 30, 2006	March 31, 2006	September 30, 2005
		(Millions of yen)	
Within 1 year	¥ 29,402	¥ 27,668	¥ 25,733
Over 1 year	193,928	192,877	187,021
	¥223,330	¥220,546	¥212,755

5. Leases (continued)

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2006, March 31, 2006 and September 30, 2005 and the related depreciation expense and interest revenue for the six months ended September 30, 2006 and 2005 and the year ended March 31, 2006, which are reflected in the consolidated balance sheets and the related consolidated statements of operations:

	September 30, 2006
	(Millions of yen)
Acquisition costs	¥879
Less accumulated depreciation	497
Net book value	¥381

	March 31, 2006
	(Millions of yen)
Acquisition costs	¥815
Less accumulated depreciation	450
Net book value	¥364

	September 30, 2005
	(Millions of yen)
Acquisition costs	¥1,839
Less accumulated depreciation	1,411
Net book value	¥ 428

	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
		(Millions of yen)	
Depreciation expense	¥85	¥150	¥281
Interest revenue	¥ 8	¥ 9	¥ 17

5. Leases (continued)

As lessor (continued)

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥94 million and ¥168 million for the six months ended September 30, 2006 and 2005, respectively, and ¥317 million for the year ended March 31, 2006.

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at September 30, 2006, March 31, 2006 and September 30, 2005 is summarized as follows:

	September 30, 2006	March 31, 2006	September 30, 2005
		(Millions of yen)	
Within 1 year	¥140	¥146	¥209
Over 1 year	249	226	230
	¥389	¥372	¥440

Future rental revenues under operating leases outstanding at September 30, 2005 are summarized as follows:

	September 30, 2005
	(Millions of yen)
Within 1 year	¥7
Over 1 year	–
	¥7

6. Loss on Impairment of Fixed Assets

The Company and its consolidated subsidiaries have not recognized material impairment losses for the six months ended September 30, 2006. As a result, the details of impairment losses are not required to be disclosed in accordance with accounting principles generally accepted in Japan.

Certain consolidated subsidiaries recognized impairment losses on the following groups of assets in the consolidated statement of operations for the six months ended September 30, 2005:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Golf courses	Land, buildings and structures and other	Tomakomai-shi, Hokkaido and other
Other operational assets	Land	Osaka-shi and other
Idle assets	Land and other	Ito-shi, Shizuoka Pref., and other

Assets are attributed or allocated to the cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable due to the prolonged recession in Japan and idle assets are written down to their recoverable amounts. Consequently, an impairment loss of ¥13,209 million was recognized as an extraordinary loss in the accompanying consolidated statement of operations for the six months ended September 30, 2005. A breakdown of the loss on impairment of fixed assets is as follows: ¥7,170 million on buildings and structures, ¥5,827 million on land and ¥211 million on other assets.

The Company and its consolidated subsidiaries estimate recoverable amounts as the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with data sourced from the Official Road Ratings or other appropriate indexes, and value in use is calculated by discounting estimated future cash flows at the rate of 5.2%.

In addition, one affiliate accounted for by the equity method recognized its loss on impairment of fixed assets by a method similar to that adopted by the Company and its consolidated subsidiaries. Consequently, a loss on impairment of fixed assets of ¥14 million was recognized as equity in earnings of affiliates for the six months ended September 30, 2005.

6. Loss on Impairment of Fixed Assets (continued)

Certain consolidated subsidiaries recognized impairment losses on the following groups of assets in the consolidated statement of operations for the year ended March 31, 2006:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Golf courses	Land, buildings and structures and other	Tomakomai-shi, Hokkaido and other
Other operational assets	Land and other	Osaka-shi and other
Assets to be sold	Land, buildings and flight equipment	Chitose-shi, Hokkaido and other
Idle assets	Land and other	Ito-shi, Shizuoka Pref., and other

Assets are attributed or allocated to the cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable, assets to be sold and idle assets are written down to their recoverable amounts. Consequently, an impairment loss of ¥18,705 million was recognized as an extraordinary loss in the accompanying consolidated statement of operations for the year ended March 31, 2006. A breakdown of the total loss on impairment of fixed assets is as follows: ¥10,361 million on buildings and structures, ¥6,274 million on land, ¥1,853 million on flight equipment and ¥216 million on other assets.

The Company and its consolidated subsidiaries estimate recoverable amounts as the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with data sourced from the Official Road Ratings or other appropriate indexes and the contract amount of sales and value in use is calculated by discounting estimated future cash flows at the rate of 5.2%.

In addition, certain affiliates accounted for by the equity method recognized loss on impairment of fixed assets by a method similar to that adopted by the Company and its consolidated subsidiaries. Consequently, a loss on impairment of fixed assets of ¥18 million was recognized as equity in earnings of affiliates for the year ended March 31, 2006.

7. Derivatives

The contract amounts and the estimated fair value of the open derivatives positions to which hedge accounting are applied are not required to be disclosed in accordance with accounting principles generally accepted in Japan.

All open derivatives positions at September 30, 2006 met the criteria required for the application of hedge accounting.

The contract amounts and the estimated fair value of the open derivatives positions at March 31, 2006 and September 30, 2005 which do not meet the criteria required for the application of hedge accounting are summarized as follows:

	March 31, 2006		
	Contract amount (premium)	Fair value	Net unrealized (loss) gain
		(Millions of yen)	
Commodities:			
Options:			
Buy	¥13,284 (–)	¥ 561	¥ 561
Sell	14,973 (1,057)	(1,685)	(628)
			¥ (67)

	September 30, 2005		
	Contract amount (premium)	Fair value	Net unrealized gain (loss)
		(Millions of yen)	
Commodities:			
Options:			
Buy	¥35,035 (203)	¥ 3,484	¥ 3,281
Sell	68,922 (1,018)	(2,070)	(1,051)
			¥ 2,229

All derivative transactions presented above were conducted as over-the-counter transactions.

All derivative transactions presented above will be settled within one year.

Fair value is estimated based on prices quoted by financial institutions and others.

8. Segment Information

a. Business segment information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, airline-related business, travel services and card and lease operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

Business segment information of the Company and its consolidated subsidiaries for the six months ended September 30, 2006 and 2005 and the year ended March 31, 2006 is summarized as follows:

	Six months ended September 30, 2006							
	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)							
Operating revenues:								
Sales to third parties	¥804,742	¥ 78,665	¥189,880	¥ 7,737	¥ 68,976	¥1,150,002	¥ –	¥1,150,002
Inter-group sales and transfers	106,206	100,804	4,785	23,944	33,878	269,620	(269,620)	–
Total	910,949	179,470	194,666	31,682	102,855	1,419,622	(269,620)	1,150,002
Operating expenses	914,432	174,595	193,850	28,622	99,907	1,411,408	(269,565)	1,141,842
Operating income (loss)	¥ (3,483)	¥ 4,874	¥ 815	¥ 3,060	¥ 2,947	¥ 8,214	¥ (54)	¥ 8,160

	Six months ended September 30, 2005							
	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)							
Operating revenue:								
Sales to third parties	¥773,463	¥ 64,192	¥200,445	¥ 7,033	¥ 67,212	¥1,112,346	¥ –	¥1,112,346
Inter-group sales and transfers	110,998	94,858	18,114	23,054	34,797	281,824	(281,824)	-
Total	884,461	159,051	218,560	30,087	102,010	1,394,171	(281,824)	1,112,346
Operating expenses	877,755	156,479	216,883	27,776	99,029	1,377,924	(281,363)	1,096,561
Operating income	¥ 6,705	¥ 2,571	¥ 1,677	¥ 2,311	¥ 2,980	¥ 16,246	¥ (461)	¥ 15,785

	Year ended March 31, 2006							
	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)							
Operating revenue:								
Sales to third parties	¥1,515,602	¥149,814	¥379,435	¥14,264	¥140,268	¥2,199,385	¥ –	¥2,199,385
Inter-group sales and transfers	217,380	193,102	35,950	45,881	72,374	564,690	(564,690)	–
Total	1,732,983	342,917	415,385	60,146	212,643	2,764,075	(564,690)	2,199,385
Operating expenses	1,776,412	337,065	414,723	55,837	206,539	2,790,577	(564,357)	2,226,220
Operating (loss) income	¥ (43,429)	¥ 5,852	¥ 662	¥ 4,309	¥ 6,104	¥ (26,501)	¥ (332)	¥ (26,834)

8. Segment Information (continued)

b. Geographic segment information

The worldwide operations of the Company and its consolidated subsidiaries are geographically segmented into Japan and other areas. Areas other than Japan include Asia and Oceania, North and South America, and Europe. Geographical segmentation is based on the geographical proximity of the countries and areas. In addition, revenues from international operations of the air transportation companies are treated as revenues earned in Japan.

	Six months ended September 30, 2006				
	Japan	Other	Total	General corporate assets and intercompany eliminations	Consolidated
			(Millions of yen)		
Operating revenues:					
Sales to third parties	¥1,051,513	¥ 98,489	¥1,150,002	¥ –	¥1,150,002
Inter-group sales and transfers	12,271	36,838	49,109	(49,109)	–
Total	1,063,784	135,327	1,199,112	(49,109)	1,150,002
Operating expenses	1,055,698	134,808	1,190,506	(48,664)	1,141,842
Operating income	¥ 8,085	¥ 519	¥ 8,605	¥ (445)	¥ 8,160

	Year ended March 31, 2006				
	Japan	Other	Total	General corporate assets and intercompany eliminations	Consolidated
			(Millions of yen)		
Operating revenues:					
Sales to third parties	¥2,009,231	¥190,154	¥2,199,385	¥ –	¥2,199,385
Inter-group sales and transfers	27,298	73,266	100,564	(100,564)	–
Total	2,036,529	263,420	2,299,949	(100,564)	2,199,385
Operating expenses	2,064,547	262,020	2,326,568	(100,348)	2,226,220
Operating (loss) income	¥ (28,018)	¥ 1,400	¥ (26,618)	¥ (215)	¥ (26,834)

The major countries and areas included in each region are as follows:

Asia/Oceania:	China, Singapore, Australia, Guam
North and South America:	U.S.A. (excluding Guam), Mexico
Europe:	U.K., France, Germany, Italy

Operating revenues from operations in the "Japan" for the six months ended September 30, 2005 represented more than 90% of consolidated operating revenues. As a result, geographic segment information for the six months ended September 30, 2005 is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

8. Segment Information (continued)

c. Operating revenues from overseas operations

Operating revenues from overseas operations, which include the international passenger and cargo services of three domestic subsidiaries, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the six months ended September 30, 2006 and 2005 and the year ended March 31, 2006 are summarized as follows:

	Six months ended September 30, 2006			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥222,961	¥213,829	¥113,189	¥ 549,980
Consolidated operating revenues				¥1,150,002
Consolidated operating revenues as a percentage of operating revenues from overseas operations	19.4%	18.6%	9.8%	47.8%

	Six months ended September 30, 2005			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥221,206	¥187,962	¥109,692	¥ 518,861
Consolidated operating revenues				¥1,112,346
Consolidated operating revenues as a percentage of operating revenues from overseas operations	19.9%	16.9%	9.8%	46.6%

	Year ended March 31, 2006			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥442,156	¥388,791	¥206,853	¥1,037,801
Consolidated operating revenues				¥2,199,385
Consolidated operating revenues as a percentage of operating revenues from overseas operations	20.1%	17.7%	9.4%	47.2%

Geographical segmentation is based on the geographical proximity of the countries and areas.

The major countries and areas included in each region are as follows:

Asia/Oceania:	China, South Korea, Singapore, India, Australia, Guam
North and South America:	U.S.A. (excluding Guam), Canada, Mexico, Brazil
Europe:	U.K., France, Germany, Italy

9. Business Combination

On April 1, 2006, JAL Sales Co., Ltd., a wholly owned subsidiary of the Company, was merged into JALI. This merger had no impact on the accompanying consolidated interim financial statements because both companies were wholly owned subsidiaries of the Company.

10. Subsequent Event

On October 1, 2006, JALD was merged into JALI. This merger had no impact on the accompanying consolidated interim financial statements because both companies were wholly owned subsidiaries of the Company.

Components of Revenues in the Air Transportation Segment

	Six months ended September 30, 2006		Six months ended September 30, 2005		Year ended March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
International:						
Passenger operations	¥370,720	40.7	¥360,443	40.8	¥ 690,226	39.9
Cargo operations	92,419	10.1	85,480	9.7	180,573	10.4
Mail-service operations	4,247	0.5	3,917	0.4	8,441	0.5
Luggage operations	999	0.1	1,138	0.1	2,270	0.1
Subtotal	468,386	51.4	450,979	51.0	881,513	50.9
Domestic:						
Passenger operations	345,862	37.9	340,493	38.5	659,998	38.1
Cargo operations	14,295	1.6	14,585	1.7	29,440	1.7
Mail-service operations	5,297	0.6	5,204	0.6	10,819	0.6
Luggage operations	148	0.0	140	0.0	265	0.0
Subtotal	365,603	40.1	360,424	40.8	700,523	40.4
Other revenues	29,742	3.3	26,864	3.0	54,935	3.2
Incidental business revenues	47,215	5.2	46,193	5.2	96,010	5.5
Total revenues	¥910,949	100.0	¥884,461	100.0	¥1,732,983	100.0

Japan Airlines Corporation

Non-Consolidated Interim Financial Information

For the six months ended September 30, 2006 and 2005
and the year ended March 31, 2006

Non-Consolidated Financial Highlights

(Amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2006 (FH06) and September 30, 2005 (FH05) and the Year Ended March 31, 2006 (FY05)

(Millions of yen except for per share information)

		Period	Amount	Change
(i)	Operating revenues:	FH06	¥ 15,920	(1.2%)
		FH05	¥ 15,729	(88.2%)
		FY05	¥ 23,260	
(ii)	Operating income:	FH06	¥ 8,562	(1.6%)
		FH05	¥ 8,429	(–)
		FY05	¥ 8,705	
(iii)	Ordinary income:	FH06	¥ 8,506	(1.4%)
		FH05	¥ 8,391	(–)
		FY05	¥ 8,595	
(iv)	Net income (loss):	FH06	¥ 8,392	(2.8%)
		FH05	¥ 8,165	(–)
		FY05	¥(132,336)	
(v)	Net income (loss) per share:	FH06	¥ 3.66	
		FH05	¥ 4.12	
		FY05	¥ (66.82)	

Note 1. Weighted-average number of shares outstanding during the period:

September 30, 2006	2,294,463,381
September 30, 2005	1,980,472,427
March 31, 2006	1,980,360,933

2. Changes in Accounting Policy

Not applicable

3. Non-Consolidated Financial Position at September 30, 2006 (FH06) and March 31, 2006 (FY05) and September 30, 2005 (FH05)

(i)	Total assets:	FH06	¥1,015,926 million
		FH05	¥ 992,753 million
		FY05	¥ 885,620 million
(ii)	Net assets:	FH06	¥ 293,493 million
		FH05	¥ 277,147 million
		FY05	¥ 136,593 million
(iii)	Net assets ratio:	FH06	28.9%
		FH05	27.9%
		FY05	15.4%
(iv)	Net assets per share:	FH06	¥ 107.50
		FH05	¥ 139.95
		FY05	¥ 68.98

Note 1. Number of shares outstanding at the end of the period:

September 30, 2006	2,730,218,588
September 30, 2005	1,980,339,741
March 31, 2006	1,980,173,622

Note 2. Number of shares of common stock in treasury outstanding at the end of the period:

September 30, 2006	2,164,662
September 30, 2005	2,043,509
March 31, 2006	2,209,628

4. Non-Consolidated Financial Forecast for the Year Ending March 31, 2007

(1)	Operating revenues:	¥ 22,400 million
(2)	Ordinary income:	¥ 8,600 million
(3)	Net income:	¥ 8,400 million
(4)	Net income per share:	¥ 3.08

5. Dividends

Annual dividends per share:	FY06 (forecast)	–
	FY05	–

For the assumptions underlying the forecast and other concerns, refer to page xx of the attached documents.

Japan Airlines Corporation

Comparative Non-Consolidated Balance Sheets

	September 30, 2006	March 31, 2006	Change	September 30, 2005
	(Millions of yen)			
Assets				
I. Current assets:				
Cash and time deposits	¥ 147,245	¥ 3,129	¥144,116	¥ 15,064
Accounts receivable – trade	8,942	2,296	6,645	2,055
Short-term loans receivable from a subsidiary	16,005	11,700	4,304	–
Current portion of long-term loans receivable from subsidiaries	52,171	53,084	(913)	47,523
Prepaid expenses	56	46	10	46
Accounts receivable – other	3,536	5,338	(1,802)	5,365
Deferred income taxes	7	27	(20)	16
Other current assets	1,950	20	1,929	34
Total current assets	229,915	75,644	154,271	70,106
II. Fixed assets:				
Tangible fixed assets:				
Furniture and fixtures	32	35	(3)	39
Total tangible fixed assets	32	35	(3)	39
Intangible fixed assets:				
Software	8	11	(3)	13
Other intangible fixed assets	0	0	–	0
Total intangible fixed assets	8	11	(3)	13
Investments:				
Investments in securities	249	249	–	–
Investments in subsidiaries and an affiliate	221,394	220,629	765	361,038
Long-term loans receivable from subsidiaries	563,334	588,769	(25,435)	561,213
Deferred income taxes	34	95	(60)	82
Other investments	62	47	15	22
Total investments	785,075	809,791	(24,715)	922,355
Total fixed assets	785,116	809,839	(24,722)	922,409
III. Deferred charges:				
Start-up costs	65	130	(65)	195
Stock issuance expenses	825	–	825	–
Bond issuance expenses	3	6	(3)	41
Total deferred charges	894	137	756	237
Total assets	¥1,015,926	¥885,620	¥130,305	¥992,753

	September 30, 2006	March 31, 2006	Change	September 30, 2005
		(Millions of yen)		
Liabilities				
I. Current liabilities:				
Accounts payable – trade	¥ 632	¥ 471	¥ 161	¥ 474
Current portion of long-term loans	52,171	53,084	(913)	47,523
Accounts payable – other	1,506	4,062	(2,556)	477
Accrued income taxes	2,143	105	2,037	3,467
Accrued expenses	2,587	2,239	347	2,205
Other current liabilities	4	131	(126)	85
Total current liabilities	59,045	60,095	(1,049)	54,234
II. Non-current liabilities:				
Bonds	130,000	130,000	–	130,000
Long-term loans	533,334	558,769	(25,435)	531,213
Accrued severance costs	–	16	(16)	12
Other non-current liabilities	52	146	(93)	145
Total non-current liabilities	663,387	688,932	(25,544)	661,370
Total liabilities	722,433	749,027	(26,594)	715,605
Stockholders' equity				
I. Common stock	–	100,000	–	100,000
II. Capital surplus:				
Additional paid-in capital	–	105,069	–	105,069
Other capital surplus:				
Transfer from additional paid-in capital	–	63,406	–	63,406
Gain on sales of common stock in treasury	–	52	–	50
Total other capital surplus	–	63,458	–	63,456
Total capital surplus	–	168,528	–	168,526
III. Retained earnings:				
(Accumulated deficit) unappropriated retained earnings	–	(131,274)	–	9,227
IV. Common stock in treasury, at cost	–	(659)	–	(606)
Total stockholders' equity	–	136,593	–	277,147
Total liabilities and stockholders' equity	¥ –	¥ 885,620	¥ –	¥992,753
Net assets				
Stockholders' equity:				
Common stock	¥ 174,250	¥ –	¥ –	¥ –
Capital surplus:				
Additional paid-in capital	111,503	–	–	–
Retained earnings:				
Other retained earnings:				
Unappropriated retained earnings	8,377	–	–	–
Common stock in treasury, at cost	(638)	–	–	–
Total stockholders' equity	293,493	–	–	–
Total net assets	293,493	–	–	–
Total liabilities and net assets	¥1,015,926	¥ –	¥ –	¥ –

Japan Airlines Corporation

Comparative Non-Consolidated Statements of Operations

	Six months ended September 30, 2006	Six months ended September 30, 2005	Change	Year ended March 31, 2006
	(Millions of yen)			
Operating revenues	¥15,920	¥15,729	¥ 190	¥ 23,260
Cost of operating revenues	4,623	4,515	108	8,963
Gross profit	11,297	11,214	82	14,296
Selling, general and administrative expenses	2,734	2,785	(50)	5,591
Operating income	8,562	8,429	132	8,705
Non-operating income:				
Interest income and dividends	95	0	95	3
Other non-operating income	55	55	(0)	59
Total non-operating income	150	56	94	63
Non-operating expenses:				
Interest expense	–	0	(0)	0
Amortization of start-up costs	65	65	–	130
Amortization of stock issuance expenses	75	–	75	–
Other non-operating expenses	66	28	38	42
Total non-operating expenses	206	93	113	173
Ordinary income	8,506	8,391	114	8,595
Extraordinary loss:				
Loss on revaluation of investments in subsidiaries	–	–	–	140,433
Loss on cancellation of software lease contract	–	–	–	61
Total extraordinary loss	–	–	–	140,495
Income (loss) before income taxes	8,506	8,391	114	(131,900)
Income taxes – current	32	175	(142)	409
Income taxes – deferred	81	51	29	27
Net income (loss)	¥ 8,392	¥ 8,165	¥ 226	¥(132,336)

Non-Consolidated Statement of Changes in Net Assets

	Stockholders' equity					
		Capital surplus			Retained earnings	
					Other retained earnings	
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings (accumulated deficit)	Total retained earnings
	(Millions of yen)					
Balance at March 31, 2006	¥100,000	¥105,069	¥ 63,458	¥ 168,528	¥(131,274)	¥(131,274)
Changes during the six months ended September 30, 2006:						
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(67,815)	(63,458)	(131,274)	131,274	131,274
Issuance of common stock	74,250	74,250		74,250		
Net income for the six months ended September 30, 2006					8,392	8,392
Purchases of common stock in treasury						
Sales of common stock in treasury					(14)	(14)
Total changes	74,250	6,434	(63,458)	(57,024)	139,652	139,652
Balance at September 30, 2006	¥174,250	¥111,503	¥ –	¥ 111,503	¥ 8,377	¥ 8,377

	Stockholders' equity		
	Common stock in treasury	Total stockholders' equity	Total net assets
	(Millions of yen)		
Balance at March 31, 2006	¥(659)	¥136,593	¥136,593
Changes during the six months ended September 30, 2006:			
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		–	–
Issuance of common stock		148,500	148,500
Net income for the six months ended September 30, 2006		8,392	8,392
Purchases of common stock in treasury	(63)	(63)	(63)
Sales of common stock in treasury	85	70	70
Total changes	21	156,899	156,899
Balance at September 30, 2006	¥(638)	¥293,493	¥293,493

Notes to Non-Consolidated Interim Financial Statements

September 30, 2006 and September 30, 2005
and March 31, 2006

1. Summary of Significant Accounting Policies

a. Securities

Investments in subsidiaries and an affiliate are stated at cost based on the moving average method.

Non-marketable securities classified as other securities are carried at cost based on the moving average method.

b. Tangible and intangible fixed assets

Tangible and intangible fixed assets are depreciated or amortized by the straight-line method based on the estimated useful lives of the respective assets.

c. Deferred charges

Start-up costs have been capitalized and are being amortized over a period of 5 years. Stock issuance expenses and bond issuance expenses have been capitalized and are being amortized over a period of 3 years.

d. Leases

The Company leases certain equipment under noncancelable lease agreements referred to as capital leases. At the Company, capital leases defined as leases which do not transfer the ownership of the leased property to the lessee, are accounted for as operating leases.

e. Hedge accounting

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

f. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

g. Income taxes

The Company has adopted the Japanese consolidated corporate tax return system.

2. Change in Accounting Policy

Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective April 1, 2006, the Company adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Statement No.5 issued on December 9, 2005) and the "Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Implementation Guidance No. 8 issued on December 9, 2005). Total stockholders' equity, which was presented until the prior fiscal year, amounted to ¥293,493 million as of September 30, 2006.

Net assets in the balance sheet at September 30, 2006 have been prepared in accordance with the revised Regulations for Semiannual Financial Statements.

3. Other Footnote Information

a. Amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated interim financial statements do not necessarily agree with the sum of the individual amounts.

b. Accumulated depreciation at September 30, 2006, March 31, 2006 and September 30, 2005 amounted to ¥28 million, ¥24 million and ¥20 million, respectively.

c. At September 30, 2006, March 31, 2006 and September 30, 2005, contingent liabilities for guarantees amounted to ¥674,206 million, ¥669,929 million and ¥699,265 million, respectively.

d. At September 30, 2006, March 31, 2006 and September 30, 2005, assets pledged as collateral amounted to ¥15,792 million, ¥15,792 million and ¥15,792 million, respectively. In addition, at September 30, 2006, March 31, 2006 and September 30, 2005, collateralized indebtedness amounted to ¥274,686 million, ¥297,221 million and ¥305,267 million, respectively.

e. At September 30, 2006 and March 31, 2006, shares of common stock in treasury numbered 2,164 thousand and 2,209 thousand, respectively. In addition, the number of shares of common stock in treasury increased by 241 thousand and decreased by 286 thousand for the six months ended September 30, 2006. The increase in treasury stock during this period resulted from purchases of odd-lot shares less than one unit at the request of these stockholders and the decrease in this period resulted from sales of such shares also at the request of the stockholders.

4. Fair Value of Investments in Subsidiaries

Investments in subsidiaries are stated at cost. Net unrealized gain or loss on investments in marketable securities of subsidiaries at September 30, 2006 and 2005 and March 31, 2006 is summarized as follows:

	September 30, 2006		
	Carrying value	Estimated fair value	Net unrealized gain
	(Millions of yen)		
Investments in subsidiaries	¥15,792	¥17,464	¥1,671

	September 30, 2005		
	Carrying value	Estimated fair value	Net unrealized loss
	(Millions of yen)		
Investments in subsidiaries	¥15,792	¥15,626	¥(166)

	March 31, 2006		
	Carrying value	Estimated fair value	Net unrealized gain
	(Millions of yen)		
Investments in subsidiaries	¥15,792	¥17,651	¥1,858

5. Leases

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2006, March 31, 2006 and September 30, 2005 and the related depreciation and interest expense for the six months ended September 30, 2006 and 2005 and the year ended March 31, 2006, which would have been reflected in the non-consolidated balance sheets and the related statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	Vehicles		
	September 30, 2006	**March 31, 2006**	**September 30, 2005**
		(Millions of yen)	
Acquisition costs	¥7	¥14	¥14
Less accumulated depreciation	5	11	8
Net book value	¥1	¥ 3	¥5

	Six months ended September 30, 2006	**Six months ended September 30, 2005**	**Year ended March 31, 2006**
		(Millions of yen)	
Depreciation expense	¥1	¥2	¥4
Interest expense	¥0	¥0	¥0

No impairment loss has been recognized on the leased property for the six months ended September 30, 2006 and 2005 and the year ended March 31, 2006.

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥1 million and ¥2 million for the six months ended September 30, 2006 and 2005, respectively, and ¥4 million for the year ended March 31, 2006.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at September 30, 2006, March 31, 2006 and September 30, 2005 is summarized as follows:

	September 30, 2006	**March 31, 2006**	**September 30, 2005**
		(Millions of yen)	
Within 1 year	¥1	¥2	¥ 4
Over 1 year	–	0	1
	¥1	¥3	¥5

5. Leases (continued)

Future rental expenses under operating leases outstanding at September 30, 2006 are summarized as follows:

	September 30, 2006
	(Millions of yen)
Within 1 year	¥2
Over 1 year	3
	¥5